U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Segal                           Susan                   L.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas - 40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

StarMedia Network, Inc. ("STRM")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


August 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           08/29/01      J (FN 1)        955,597     A      (FN 1)     1,868,003     I       (FN 2)
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Common Stock                           N/A           N/A              N/A        N/A    N/A        11,738,333    I       (FNs 3
                                                                                                                           and 4)
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Common Stock                           08/29/01     J (FN 5)         98,361      A      (FN 5)     98,361        I       (FN 5)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
                  2.                                                                                       Deriv-    of
                 Conver-                        5.                              7.                         ative     Deriv-   11.
                 sion                          Number of                        Title and Amount           Secur-    ative    Nature
                 or                            Derivative    6.                 of Underlying     8.       ities     Secur-   of
                 Exer-             4.          Securities    Date               Securities        Price    Bene-     ity:     In-
                 cise     3.       Trans-      Acquired (A)  Exercisable and    (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price    Trans-   action      or Disposed   Expiration Date    ----------------  Deriv-   Owned     (D) or   Bene-
1.               of       action   Code        of(D)         (Month/Day/Year)           Amount    ative    at End    In-      ficial
Title of         Deriv-   Date     (Instr.     (Instr. 3,    ----------------           or        Secur-   of        direct   Owner-
Derivative       ative    (Month/  8)          4 and 5)      Date      Expira-          Number    ity      Month     (I)      ship
Security         Secur-   Day/     ------      ------------  Exer-     tion             of        (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)       ity      Year)    Code V      (A)    (D)    cisable   Date     Title  Shares     5)       4)        4)       4)
---------------------------------------------------- -----------------------------------------------------------------------------

Stock Option
(right to                                                                       Common
purchase)         $3.00    N/A      N/A  N/A    N/A    N/A    12/15/00  12/14/10Stock   85,000     -0-      1         D      (FN 6)
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Series A
Convetible
Preferred                                                                       Common                                      (FNs 3
Stock             10 to 1  N/A      N/A  N/A    N/A    N/A    Immed     N/A     Stock   1,176,470  $25.50   117,647   I      and 4)
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

(1) These shares were issued to Obsidiana, Inc. as consideration for assets acquired by the Issuer from Obsidiana, Inc. and were subsequently transferred to J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), the general partner of J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"), by Obsidiana, Inc. as partial satisfaction of JPM BHCA's bridge loan to Obsidiana, Inc. The balance of the debt owed to JPM BHCA will be satisfied with additional shares of the Issuer upon their release from escrow pursuant to the asset purchase agreement between the Issuer and Obsidiana, Inc. Upon the release of such shares from escrow and delivery to JPM BHCA, the aggregate amount of principal satisfied by the shares shall be $ 3,886,093.51 ($4.06 per share).

(2) These shares are owned by JPM BHCA. A portion of the amounts shown may be deemed attributable to the Reporting Person because the Reporting Person is a managing director of JPMP Capital Corporation, the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA, and a limited partner of MF Manager. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the sole shareholder of JPM BHCA and within MF Manager. The Reporting Person disclaims beneficial ownership of the securities to the extent it exceeds such person's pecuniary interest in them.

(3) The amounts shown represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is a managing director of JPM SBIC, a limited partner of MF Manager (the general partner of the sole shareholder of JPM SBIC) and a managing director of the general partner of MF Manager. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the sole shareholder of JPM SBIC and within MF Manager. The Reporting Person disclaims beneficial ownership of the securities to the extent it exceeds such person's pecuniary interest in them.

(4) Flatiron Associates LLC (f/k/a Friends of Flatiron, LLC), Flatiron Fund 1998/99, LLC and Flatiron Partners LLC (collectively, the "Flatiron Investors") and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with affiliates of JPM SBIC (the "JPM Entities"). The parties to such arrangements have agreed to a venture capital investment program for the purpose of making private investments primarily in the equity and equity-related securities of early stage Internet companies (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the JPM Entities. Upon the occurrence of certain contingencies that are outside the control of the JPM Entities, certain JPM Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the JPM Entities nor Ms. Segal presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors and each of the JPM Entities, JPM SBIC and Ms. Segal disclaims beneficial ownership of the Issuer's securities held by the Flatiron Group.

(5) The amount shown in the third row of Table I represents shares issued to the Odsidiana, Inc. as consideration for assets acquired from Obsidiana, Inc. Obsidiana subsequently transferred the shares to Quetzal/J.P. Morgan Partners, L.P. ("Quetzal") in partial satisfaction of its bridge loan to Obsidiana, Inc. The balance of the debt owed to Quetzal will be satisfied with additional shares of the Issuer upon their release from escrow pursuant to the asset purchase agreement between the Issuer and Quetzal. Upon the release of such shares from escrow and delivery to Quetzal, the aggregate amount of principal satisfied by the shares will be $400,000 ($4.06 per share). These shares may be deemed attributable to MF Manager, and to the Reporting Person in her capacity as a Managing Director of the general partner of MF Manager, because MF Manager participates in the investment decisions, and has significant rights to influence the general partner, of Quetzal. Ms. Segal disclaims any beneficial ownership interest in the securities owned by Quetzal to the extent it exceeds her pecuniary interest in them.

(6) The stock option was granted to the reporting person pursuant to the Issuer's 2000 Stock Incentive Plan. Ms. Segal is obligated to exercise the option, and to transfer any shares issued under the stock option to JPM SBIC, at the request of JPM SBIC.




/s/  Susan L. Segal                                             09/10/01
---------------------------------------------            -----------------------
     Susan L. Segal                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.